November 10, 2005
BY FACSIMILE AND EDGAR-CORRESP
Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303
     Re:      GenTek Inc. Schedule 14D-9/A (File No. 005-56261)
Dear Ms. Adams:
     Set forth below is the response of GenTek Inc. (the “Company”) to your second letter of November 1, 2005:
1. We note your response to the comment in our letter dated today. We understand that the board is remaining neutral toward the offer. Our comment sought clarification regarding the board’s characterization of the price to be paid in the offer as “reasonable.” We continue to believe that the Schedule should be revised to clarify the board’s understanding of the term “reasonable price” in this context, particularly as the board is remaining neutral toward the offer. The disclosure that the bidders are offering a “reasonable price” implies that the board conducted a quantifiable analysis of an appropriate price for the warrants. If the board did not, then this fact should be disclosed.
     On November 2, 2005 the Company filed an amended Schedule 14D-9/A to add the requested disclosure, namely a sentence in Item 4 which states: “The Board did not conduct a quantifiable analysis of an appropriate price for the Warrants.”
     We respectfully submit this letter sufficiently responds to your second letter of November 1, 2005. Thank you for your attention to this matter.

Sincerely yours,

William P. O’Neill

cc:	James Imbriaco Vice President, General Counsel and Secretary